SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2006

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:

Investor Relations	Jody Burfening
ICOS Vision Systems Corporation NV	Lippert/Heilshorn &
Tel: 32 16 398 295	Associates, Inc
Investor.Relations@icos.be	212-838-3777 (ext. 6608)
jody@lhai.com

ICOS Vision Systems Announces Fourth Quarter

and Fiscal Year 2005 Results

Heverlee, Belgium – February 16, 2006 - ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a leading supplier of inspection solutions for the semiconductor industry, today announced the results for the fourth quarter and year ended December 31, 2005.

Revenues for the three months ended December 31, 2005 were 28.6 million Euro, representing a 45% increase over the third quarter of 2005 and a 76% increase over the 16.3 million Euro reported in the fourth quarter of 2004. Income from operations for the fourth quarter of 2005 was 7.9 million Euro, compared to 4.3 million Euro and 3.3 million Euro reported for the third quarter of 2005 and fourth quarter of 2004, respectively. Net income for the fourth quarter of 2005 was 6.4 million Euro, or 61 Eurocents per share, compared to a net income of 3.4 million Euro, or 32 Eurocents per share, for the same quarter last year.

Revenues for the year 2005 were 80.6 million Euro, a decrease of 10% from the 89.3 million Euro revenues in 2004. Operating profit in 2005 amounted to 17.3 million Euro compared to 27.5 million Euro in 2004. Net income for 2005 was 13.5 million Euro, or 1.28 Euro per share, compared to a net income of 20.5 million Euro, or 1.95 Euro per share, in 2004. The company generated 9.6 million Euro in net cash from operating activities during the year ending with 50.7 million Euro in cash and cash equivalents. Stockholders’ equity increased by 22% to 89.1 million Euro.

“The recovery in our industry, which started in the third quarter of the year, continued to gain strength during the fourth quarter, bringing 2005 to a strong close,” said Anton De Proft, ICOS’ president and chief executive officer. “During the year, we took advantage of the industry slow down to enhance and expand our product lines, to further consolidate our leadership position in the IC inspection market and to expand our addressable market opportunities. In support of these initiatives, we elected to increase research and development spending by 27% over 2004 and to expand our sales and support organization. Even with this higher spending and despite the weaker market conditions we delivered a solid financial performance in 2005, with an operating margin of 21.5%.”

Mr. De Proft added, “We are witnessing a continued evolution in the demand drivers for the semiconductor industry as semiconductors are employed in an ever increasing range of consumer oriented applications, from cars to games, from phones to digital TV’s, from digital audio player to (LED) illumination. Many of these applications require special packages that can deal with the specific applications and the harsher environments in which they have to operate. This evolution drives the need for inspection equipment for these new styles of packages and as the leading supplier of inspection equipment to the packaging industry, we are rapidly expanding our product offering, to take advantage of these opportunities in the market.”

Mr. De Proft concluded, “Looking ahead, we continue to see a broad based demand for our products and we expect sequential revenue growth of approximately 20%. By attaining first quarter revenue in the range of 34 million Euro, we will post the highest revenue in the company’s history, approximately 10% higher in Euro and 45% higher in dollar terms than the previous record that we set in the third quarter of 2000. With this revenue growth, we also expect to leverage operating expenses for further operating margin expansion while the gross margin should remain comparable to the fourth quarter of 2005.”

ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. It is a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PC’s, cars or portable phones. ICOS’ systems perform two- and three-dimensional (2D and 3D) inspections as part of the final visual quality control step in the manufacturing of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from its complete systems, ICOS also offers inspection subsystems for integration in other equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Korea and Hong Kong and production facilities in Belgium, Hong Kong and China.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company’s expected financial performance in the first quarter of 2006, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, the risk that improved order intake will not translate into increased orders, and that certain orders may be rescheduled or cancelled; the Company’s dependence on the cyclical semiconductor and electronic assembly industries; uncertainties inherent in the development of new products and the enhancement of existing products, including technical and regulatory risks, cost overruns and delays; the risk that newly introduced products may contain undetected errors or defects or otherwise not perform as anticipated; the company’s ability to predict accurately the demand for its products, and products under development, and to develop strategies to address its markets successfully; risks relating to technological change and the introduction of new products by the Company’s competitors; risks relating to intellectual property and the inherent uncertainty of law suits alleging patent infringement that have been filed or threatened against, or filed by, the Company; risks relating to the conduct of the business worldwide, risks related to currency exchanges and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.ICOS.be

-tables to follow-

ICOS Vision Systems Corporation NV

Consolidated Statements of Income (loss) according to US GAAP

(in thousands of EURO, except for share and per share data)

	Three Months Ended December 31		Twelve Months Ended December 31
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(audited)	(audited)
Revenues	28,631	16,310	80,583	89,326
Cost of goods sold	11,059	6,357	31,434	35,012

Gross profit	17,572	9,953	49,149	54,314

Operating expenses:
Research & development	3,264	2,461	11,294	8,885
Selling, general & administrative	6,377	4,215	20,543	17,950
Total operating expenses	9,641	6,676	31,837	26,835

Income from operations	7,931	3,277	17,312	27,479

Other income (expense):
Interest income, net	190	64	632	151
Other income	50	31	186	155
Foreign currency exchange gain (loss)	(98)	637	(539)	408
Net other income	142	732	279	714

Net income before taxes	8,073	4,009	17,591	28,193

Income taxes	1,626	596	4,088	7,727

Net income	6,447	3,413	13,503	20,466

Basic earnings per share	0.61	0.32	1.28	1.95
Weighted average number of shares	10,541,534	10,524,419	10,534,372	10,517,187

Diluted earnings per share	0.60	0.32	1.26	1.91
Diluted weighted average number of shares	10,716,744	10,699,751	10,711,400	10,704,638

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of EURO)

	December 31, 2005	December 31, 2004
	(audited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	50,728	42,179
Trade accounts receivable, net	26,542	16,166
Inventories, net	25,368	18,063
Prepaid expenses and other current assets	3,430	2,864

Total current assets	106,068	79,272

Net property and equipment	10,131	10,134
Intangible assets	4,257	5,505
Other assets	2,071	2,115

Total assets	122,527	97,026

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	12,994	5,466
Short-term borrowings & current portion long-term debt	638	681
Other current liabilities	14,375	12,168

Total current liabilities	28,007	18,315

Long-term debt, excluding current portion	3,852	4,490
Other long-term liabilities	1,587	1,313

Total liabilities	33,446	24,118

STOCKHOLDERS’ EQUITY
Common stock	3,247	3,237
Additional paid-in-capital	22,524	22,396
Retained earnings	63,782	50,279
Accumulated other comprehensive income (loss)	(472)	(3,004)

Total shareholders’ equity	89,081	72,908

Total liabilities and stockholders’ equity	122,527	97,026

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS according to US GAAP

	Three months ended		Twelve months ended
In Thousands of EURO	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004
	(unaudited)	(unaudited)	(audited)	(audited)
Cash flows from operating activities
Net income	6,447	3,413	13,503	20,466
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	577	569	2,080	1,356
Allowance for doubtful debts	(129)	26	(24)	7
Loss on disposal of property and equipment	—	9	20	11
Deferred tax expense (benefit)	1	(70)	612	3,689
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	(8,030)	5,038	(8,908)	(3,582)
Decrease (increase) in inventories	(4,834)	(1,140)	(6,097)	(7,736)
Decrease (increase) in prepaid expenses and other current assets	(705)	196	(207)	(812)
Decrease (increase) in other assets	(72)	(7)	—	(471)
(Decrease) increase in trade accounts payable	5,375	(1,680)	7,284	910
(Decrease) increase in other current liabilities	1,396	(1,925)	1,316	7,645
(Decrease) increase in other long-term liabilities	79	(955)	(13)	(238)

Net cash provided by operating activities	105	3,474	9,566	21,245

Cash flows from investing activities
Additions to property and equipment	(191)	(885)	(731)	(1,555)
Payment for purchase of acquired intangible assets	—	—	—	(6,129)
Acquisitions, net of cash received	—	—	—	(35)

Net cash used in investing activities	(191)	(885)	(731)	(7,719)

Cash flows from financing activities
Repayment of borrowings	(223)	(215)	(681)	(647)
Proceeds from shares issued in connection with the exercise of of stock options	77	14	138	86

Net cash used in financing activities	(146)	(201)	(543)	(561)

(Decrease) increase in cash and cash equivalents	(232)	2,388	8,292	12,965
Impact of exchange rate movements on cash	96	(322)	257	(316)
Cash and cash equivalents at beginning of period	50,864	40,113	42,179	29,530

Cash and cash equivalents at end of period	50,728	42,179	50,728	42,179

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: February 17, 2006	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President